As filed with the Securities and Exchange Commission on February 27, 2002.

                                                       Registration No.: _______


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------


                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
              SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                               RCM INTERESTS, INC.
                 (Name of Small Business Issuer in Its Charter)


                   Delaware                             75-2926438
      (State or other jurisdiction of       (I.R.S. Employer Identification No.)
       incorporation or organization)

         7200 Lake Havasu Court
            Arlington, Texas                               76016
(Address of Principal Executive Offices)                 (Zip Code)

                                 (817) 496-4414
                (Issuer's Telephone Number, Including Area Code)

        Securities registered under Section 12 (b) of the Exchange Act:


    Title of each class                      Name of each exchange on which
    to be so registered                      each class is to be registered
    -------------------                      ------------------------------
            None                                          None

         Securities registered under Section 12 (g) of the Exchange Act:
                         Common Stock, $0.001 par value
                                (Title of Class)

                                TABLE OF CONTENTS

PART I.........................................................................1
   ITEM 1.  DESCRIPTION OF BUSINESS............................................1
              History..........................................................1
              Business Plan....................................................1
              Annual Projected Cost Per Thoroughbred...........................4
              Thoroughbred Industry............................................4
              Competition......................................................6
              Employees........................................................6
              Regulatory and Environmental Matters.............................6
                       Environmental Regulation................................6
                       Federal, State And Local Regulations....................6
   ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION..........7
              General..........................................................7
   ITEM 3.  DESCRIPTION OF PROPERTY............................................7
   ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.....7
   ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.......8
              Directors and Executive Officers.................................8
              Committees of the Board of Directors.............................8
   ITEM 6.  EXECUTIVE COMPENSATION.............................................8
              Executive Officers...............................................8
              Executive Compensation...........................................9
   ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.....................9
   ITEM 8.  DESCRIPTION OF SECURITIES..........................................9
              Capital Stock....................................................9
                    Provisions Having A Possible Anti-Takeover Effect..........9
ADDITIONAL INFORMATION........................................................10
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS; MARKET DATA................10
PART II.......................................................................11
   ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
            AND RELATED STOCKHOLDER MATTERS11
                    Market Information........................................11
                             Holders..........................................11
                             Dividends........................................11
   ITEM 2.  LEGAL PROCEEDINGS.................................................11
   ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
            DISCLOSURE........................................................11
   ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES...........................11
   ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.........................11
PART F/S......................................................................13
PART III......................................................................13
   ITEM 1.  INDEX TO EXHIBITS.................................................13
   ITEM 2.  DESCRIPTION OF EXHIBITS...........................................13
SIGNATURES....................................................................14


                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

History

     RCM  Interests,  Inc. was  originally  incorporated  as Super  Shops,  Inc.
("Super Shops"), a Kansas corporation. On November 15, 1999, Super Shops and its sister companies filed an amended petition under Chapter 11 of the United States
Bankruptcy Code. On July 31, 2000, the court approved Super Shops' Amended Joint
Plan of Reorganization (the "Plan of Reorganization"). On October 13, 2000 and in accordance with the Plan of Reorganization, the prior management of Super
Shops changed its state of incorporation from Kansas to Delaware by merging with and into KN Acquisition Corp., a Delaware corporation. On February 1, 2002,
Ronald C. Morgan, our sole director and officer, acquired 10,000,000 shares of our common stock (or approximately 95% of the outstanding shares) for $10,000 or $.001 per share and KN Acquisition Corp. changed its corporate name to RCM
Interests, Inc.

     As a result of the stock purchase transaction, our current capitalization structure is as follows:

                                             Number of Shares           Number of Shares
                                           Before         %            After          %
                                         ----------   ----------    ----------   ----------
     Ronald C. Morgan                             0           0%    10,000,000        95.0%
     All Other Stockholders                 500,509         100%       500,509         5.0%
                                         ----------   ----------    ----------   ----------
     ............................TOTAL      500,509          100%   10,500,509       100.0%


     Our principal executive office is located at 7200 Lake Havasu Court, Arlington, Texas 76016, and our telephone number is (817) 496-4414.

Business Plan

     General. We intend to acquire, own, manage, race and ultimately sell thoroughbred race horses. Our principal business objectives are to:

     o    Raise at least $750,000 from private investors.
     o Purchase, either privately or through public auction, at least two yearlings and two two-year-old in-training thoroughbreds. All horses have common birthdays on January 1, regardless of when they are born. Thoroughbred horses are bred to be born anywhere from January to June. Horses are called weanlings until they reach the age of one, yearlings until they reach the age of two. Thoroughbreds which are engaged in racing are usually between the ages of two and five. A horse is considered fully grown at age five.
     o Achieve value appreciation of our thoroughbreds through professional management of our thoroughbreds' training and racing programs.
     o Generate sufficient revenues from the winnings of our horses and from proceeds from the subsequent sale of our racing stock to achieve profitable operations.
     o Provide our stockholders with the opportunity to realize appreciation of the value of their common stock.

     Initial Capital Raising Activities. The initial phase of our business plan will be to raise at least $750,000 from private investors through the sale of shares of our common stock. To obtain our initial capital, we will rely on the efforts of our sole officer and director, Ronald C. Morgan. Mr. Morgan will provide the necessary services for our capital raising activities at no cost and will receive no commissions or other compensation for his assistance in raising capital for us. Other than legal and accounting expenses, which we estimate at $10,000 and which will be advanced to us by Mr. Morgan, we do not expect to incur any other significant costs in connection with our initial capital raising activities. We believe we will be able to raise our initial capital from investors who have previously participated in thoroughbred racing syndications and from individuals who have participated in thoroughbred racing activities with Ronald C. Morgan. Additionally, we believe that as a public company, which we do not believe is typical in the thoroughbred racing industry, we will be able to attract investors who are seeking liquidity and appreciation of their investment in a thoroughbred related business.

     Selection of Consultants and Trainers. We have no employees. Ronald C. Morgan, our sole officer, director and principal stockholder, will devote as much of his time as is necessary to implement our business plan and operate the business. Mr. Morgan will not receive any salary, nor will any be accrued, until we achieve net income of at least $75,000. Although we do not plan to hire any employees in the foreseeable future, we may employ a part-time bookkeeper if we obtain at least $750,000 of capital from private investors. Mr. Morgan has estimated that he will devote an average of two hours a week of his time to our business.

     Assuming we successfully achieve our initial capital raising objective, we will engage, as independent contractors, a bloodstock agent and a horse trainer to assist us in the evaluation, selection, acquisition and training of our thoroughbreds. Although Mr. Morgan has participated in various racing activities in the past, he does not have the level of experience or knowledge of many of the horsemen, trainers and bloodstock agents who will be participating at the thoroughbred auctions. Bloodstock agents are brokers who have developed an expertise in evaluating a horse by its pedigree and physical appearance and who represent the purchaser or seller of thoroughbreds at public or private sales, typically for a 5% commission of the purchase price of the horse plus expenses. Horse trainers, like bloodstock agents, will represent a purchaser at a public or private sale at a per diem rate of approximately $500 plus expenses or for a commission of 5% of the purchase price of the horse plus expenses. We do not have any commitments, agreements or understandings with any consultant, horse trainer or bloodstock agent. However, Mr. Morgan as a result of his past thoroughbred racing activities has knowledge of several horse trainers and bloodstock agents which we will contact after we have completed our initial capital raising activities.

     Our thoroughbreds will be conditioned and trained by a professional trainer as selected by Ronald C. Morgan, our sole officer and director. The training rate will be between $50 to $75 per day per horse when the horses are stabled at a training facility or on site at a racetrack. The daily per diem training rate basically includes the cost of training, boarding, feed, general care and grooming of the horse. Additional expenses, including veterinary, transportation and insurance costs, will be paid by us. In addition to the per day rate, trainers also receive 10% of the horse's gross purse winnings when they finish first, second or third.

     Our trainer will secure the services of a jockey to ride our thoroughbred in a race. The jockey is paid a fee, usually less than $100, to ride the horse. The fee depends on the racetrack where the race is held, the amount of the purse and the finish position of the horse in the race. Each racetrack is different in respect to jockey fees and each publishes its own fee schedule. When a horse wins a race, in lieu of a flat riding fee, the jockey is generally paid 10% of the horse's gross purse earnings. At some racetracks, the jockey receives a percentage of the purse even if the horse does not finish in first place, the percentage varying from racetrack to racetrack.

     Thoroughbred Acquisition Strategy. The acquisition and subsequent management and training of our thoroughbred racing stock will be the key element of our success. The acquisition of thoroughbreds requires an assessment of thoroughbred confirmation and pedigree and, in some cases, prior race records. Such assessments are necessarily inexact and their accuracy inherently uncertain. In addition, we can give no assurance that our thoroughbreds will yield any revenues to us. Our business operations may have to be curtailed, delayed or terminated as a result of the lack of adequate capital, or revenues, to acquire thoroughbreds in the future and pay the necessary expenses to maintain and train them. Thoroughbred racing activities are subject to numerous risks, including the risk that our thoroughbreds will be fatally injured. The cost of training and development of our thoroughbreds may exceed our initial estimates.

     Assuming we are successful in raising at least $750,000, we intend to purchase at auction in late summer 2002 two thoroughbred yearling racing prospects for a total cost of approximately $150,000. Additionally, we intend to purchase at public auction or from private sellers, at least two two-year-old thoroughbreds in training for an estimated total cost of $200,000. According to The Blood-Horse, a national thoroughbred publication of information and statistics, the average sales price of a thoroughbred yearling at public auction in 2000 was approximately $55,000 and the average cost of a two-year-old in training was approximately $51,000. We believe that we will be able to purchase thoroughbred racing prospects that will have potential to win races, generate revenues for us and provide us with the opportunity to sell the horses at a profit after they have proven their ability to win races. Additionally, we may purchase thoroughbreds in claiming races that are conducted at various racetracks. In evaluating the thoroughbreds which we will acquire, the age, physical condition, racing records, pedigree and purchase price will all be taken into account.

     We do not own any stables or other facilities to board or train the thoroughbreds we will buy. If our thoroughbreds are of racing age (two-year-olds or older), our horses will be boarded at our horse trainer's facilities or at the racetrack where our trainer maintains his stable. We plan to board our other horses that are not in training at one of the many boarding facilities that are available in Texas and that offer us the best arrangement for maintaining and enhancing the value of our horses. We do not currently own any horses or any have agreements or commitments to purchase any horses. We do not intend to purchase any thoroughbreds until we raise at least $750,000 from private investors. We do not believe that it would be prudent to engage in the highly competitive thoroughbred racing industry until we have obtained at least $750,000 of capital which will allow us to purchase thoroughbred racing prospects that, based on their pedigree and physical confirmation, have the potential to win races at the allowance and stakes level. We can give no assurance that even if we obtain at least $750,000 of capital from investors that we will be able to achieve our business objectives to a level that will have a positive effect on our results of operations or financial condition.

     Racing Strategy. Our thoroughbreds will race in the Texas-Louisiana-Arkansas circuit until they "prove up" their ability to race in the highly competitive Kentucky, Florida, New York and California circuits. We will race our horses in circuits in which our horses have a reasonable chance to win which will prove up the horses, increase their value and generate revenues for us. We will attempt to sell our thoroughbreds for a profit as soon as they have shown their ability to win races and produce revenues. Thoroughbreds that win at higher level races, such as allowance and stake races, significantly appreciate in value and are in great demand by breeders, racing syndications and individual owners who are continually seeking to acquire proven racing stock. Horses that demonstrate an ability to win consistently at the allowance and stakes level usually can be sold for several times their initial acquisition cost. Our horses will be sold privately or at public auction, likely at a price less than the initial acquisition cost, if our management and horse trainer ascertain that they do not have the ability or potential to generate positive cash flow for us.

     We believe it is necessary and economical to have our thoroughbreds located in a central location under the supervision of one trainer. There will be occasions when one or more of our thoroughbreds will be shipped to another trainer for a limited time at certain racetracks for one or more races. Our trainer will be responsible for selection and employment, at our expense, of such trainers on a temporary basis as necessary.

         Our success will depend to a significant degree upon the ability of our horse trainer and bloodstock agent to locate and acquire thoroughbreds that can race and win at a purse level comparable to the acquisition cost and training expenses of the horse. The competition for quality, proven race stock is intense. Although we believe we will be able to acquire quality thoroughbred racing prospects at reasonable prices, we can give no assurance that any of the thoroughbreds acquired by us will ever win any races or generate positive cash flow for us.

Annual Projected Cost Per Thoroughbred

     Assuming we raise at least $750,000, we expect to spend approximately $150,000 in acquiring two yearlings and $200,000 for two two-year-old thoroughbred racing prospects. The two yearlings will not enter training until eight to twelve months after acquisition. After entering training, it is estimated that it will take between six to nine months to train a horse to a level necessary to enter its first race. Thus, from acquisition to its first race, we must provide the necessary boarding, training, veterinary and other related expenses for our yearlings for up to 21 months before they will have any opportunity of generating revenues. Two-year-olds in training, on the other hand, will be in training when we purchase them. We expect to incur training and other expenses for six to nine months after purchasing our two-year-olds before they will be able to start their first race and potentially generate revenues for us. We have estimated that the total cost, excluding acquisition costs, for a yearling until its first race will be approximately $35,000 and approximately $25,000 for a two-year-old in training. Until a yearling enters training, the estimated monthly cost to maintain the horse will be $800 to $1,000, which includes boarding, veterinary, insurance and transportation expenses. Once a horse enters training, the monthly cost increases to between $2,500 to $3,000 per month, which includes the trainer's per diem rate, which will range from $50 to $75, and veterinary, insurance and transportation expenses. We estimate the annual expense for a horse in training to be between $30,000 to $36,000 and for a horse that is not in training to be between $9,600 to $12,000.

     We will purchase mortality insurance for each of our thoroughbreds. The premium rates are usually two to five percent of the designated value of the insured horses, the higher rate being for horses that are actively engaged in racing activities. Mortality insurance does not insure a horse against injury or illness. An in-depth investigation is usually conducted by the insurance company before payment of claims. If any of our thoroughbreds are raced in a claiming race, the maximum insurable value of the thoroughbred will be reduced to the value of the race in which a thoroughbred was entered.

     Thoroughbred racehorse ownership is a highly speculative activity and many efforts to engage in such activities have been unsuccessful. There are numerous cases where horses of outstanding breeding and confirmation have failed to progress through introductory training, and many never win a race. We cannot predict the racing performance of the thoroughbreds we acquire. Our thoroughbreds may not perform well in races and may not win any races and may not generate any revenues for us. Furthermore, we can give no assurance that any of our thoroughbreds will ever progress to the point of starting a race. Since racing is considered to be a contact sport, there is also a chance that our thoroughbreds will suffer some form of physical impairment. Consequently, illness and/or injury may have a negative effect upon the performance and resale values of our thoroughbreds. Aside from racing, the risk of injury or death is increased because of morning exercise, transportation, general handling or through uncontrollable actions of the horse. Therefore, we can give no assurance that we will be able to successfully implement our business plan or, if implemented, that our thoroughbreds will generate any revenues for us. If our thoroughbreds fail to win races and generate revenues or if we are unable to subsequently sell our thoroughbreds at a profit, we may have to revise our plan of operations or abandon our business plan completely in which case, we may seek an acquisition or merger with a private operating company which offers an opportunity for growth and possible appreciation of our stockholders' investment in our common stock. However, we can give no assurance that we will be able to successfully consummate an acquisition or merger with a private operating company or, if successful, that any acquisition or merger will result in the appreciation of our stockholders' investment in our common stock. Further, if we are unable to consummate an acquisition or merger, our stockholders may lose their entire investment in our company.

Thoroughbred Industry

     There are three major components of the thoroughbred industry, breeding, pinhooking and racing. Commercial breeding operations, commonly called horse farms, require a significant investment in real estate, broodmare stock, stallions, facilities and labor. Thoroughbred breeders breed their broodmares with certain stallions based on pedigree and the racing results achieved by the progeny from such breedings. The key to successful commercial breeding is to determine the marketability and demand for weanlings and yearlings which are the result of the breeding of a particular stallion bloodline with a designated broodmare pedigree. The commercial breeder must continually adjust the breeding of its stallion and broodmare bloodlines to obtain foals that have similar pedigrees of horses that have shown an ability to win races at the allowance and stakes level.

     Pinhooking is the purchase of thoroughbred weanlings and yearlings at various horse auctions with a view to resell them as racing prospects a few months later at similar auctions for a price which will recoup the purchaser's initial acquisition costs and expenses and hopefully provide a profit. The key to successful pinhooking is to gauge the market, ascertain the most popular bloodlines and determine the best price ranges in which to resale the purchased horses. Pinhookers usually do not engage in racing activities.

     Thoroughbred racehorse owners are individuals, racing syndications and, to some extent, commercial breeders, who purchase racing stock at various auctions throughout the United States. Generally, racing enthusiasts purchase yearlings and two-year-olds in training at auction to train for races at the various racing circuits located primarily in Kentucky, Florida, New York and California. Many commercial breeders race their "homebreds" to prove up a particular bloodline to enhance future sales of foals from a certain stallion or broodmare bloodline. In some instances, thoroughbred racing stock is purchased at a claiming race. A claiming race is an event in which each horse entered is eligible to be purchased at a set price. Claiming races are generally of a lower class than allowance races, which are races which have certain weight and other condition requirements of the horse to enter the race and which provide larger purses than claiming races. Stake races are races in which an entry fee is paid by the owners which is added to the purse provided by the racetrack facility. Stake races are the highest class of race at any racing facility and can provide purses in excess of $1,000,000. The Kentucky Derby, Preakness Stakes and Belmont are examples of stake races. Winners of premier stake races can be syndicated as stallions or broodmare prospects for several million dollars

     At premier racetracks, such as Churchill Downs in Louisville, Kentucky and Santa Anita in Los Angeles, California, claiming races have purses of between $10,000 to $50,000 with a designated claiming price (purchase price) for each of the horses in the race of between $20,000 to $80,000. Allowance races usually provide for purses of $25,000 to $75,000. Purses for stake races will range from $100,000 to over $1,000,000. The Breeders Cup stake races which are held each fall at one of the premier U.S. racetrack facilities provide for purses for each race of between $1,000,000 to $4,000,000.

     Generally, horses that finish one through five in a race receive a portion of the purse with the winner receiving 60%, second place 20% and third place
10%. Horses that run in an allowance or stake race are not eligible to be claimed.

     The thoroughbred racing industry is currently a growing, global business. The amount of purses is generated through the amount of money wagered by the public on races (pari-mutuel betting). The introduction and increased acceptance of simulcast wagering (races from one racetrack are broadcast live to another racetrack for betting purposes) and on-track gaming (usually video poker and slot machines) has contributed to the spectacular rise in the handle (money wagered) in the established racetrack circuits. According to The Jockey Club Information Systems, Inc., the national registry and information service for the thoroughbred breed, the total amount of purses paid by U.S. racetracks in 2000 was $1,030,879,290 as compared to $761,582,751 in 1995. According to a study conducted by the American Horse Council Foundation in 1996, there are 941,000 participants and 725,000 horses involved in racing and racehorse breeding activities. Racing and breeding have a total economic impact of over $34 billion in the United States and support over 470,000 fulltime jobs. According to The Blood-Horse, a national publication of information and statistics relating to the thoroughbred racing and breeding industry, in 2000 $1.087 billion was spent by purchasers of thoroughbreds at public auctions in North America with the average sales price of weanlings at $35,702, yearlings at $54,506 and two-year-olds in training $50,920.

Competition

     We will be operating in a highly competitive environment and we will be a very small player in the thoroughbred racing business. We have no assets or liabilities and we own no horses. We will compete with thoroughbred syndications and extremely wealthy individuals for the acquisition of desirable thoroughbred racing prospects. Most of these competitors have financial and other resources substantially greater than we will have. Additionally, our horses will likely be competing in races against thoroughbreds that cost more than our horses and are from desirable and proven bloodlines that produce winning horses. Although Mr. Morgan has engaged in past racing activities, he does not have the level of experience or knowledge of many of the horsemen and blood stock agents who will be participating at the thoroughbred auctions, which will put us at a competitive disadvantage at such auctions in evaluating the purchase price and value of thoroughbred racing prospects. We will employ a horse trainer and blood stock agent to assist us in evaluating thoroughbred horses for purchase at auction. We can give no assurance that we will ever obtain sufficient capital from private investors to purchase any thoroughbreds or that the thoroughbreds we purchase will ever win a race or generate any revenues.

Employees

     We have no employees. Although we do not plan to hire any employees in the foreseeable future, we may employ a part-time bookkeeper if we obtain at least $750,000 of capital from private investors. Ronald C. Morgan, our sole officer, director and principal stockholder, will devote as much of his time to the operation of our business as is necessary, and has estimated he will devote an average of two hours a week of his time to our business.

Regulatory and Environmental Matters

     Environmental Regulation. We believe we are not subject to any material liability under all applicable environmental laws. We further believe that the costs of compliance with existing or future environmental laws and related liability will not have a material adverse effect on our financial condition or results of operations. We have incurred no costs from our compliance with these laws since our inception.

     Federal, State And Local Regulations. There are three primary federal statutes regulating the equine industry, the Horse Protection Act ("HPA"), the Interstate Horseracing Act of 1978 ("IHA") and Commercial Transportation of Horses to Slaughter Act of 1996 ("1996 Act"). The IHA regulates interstate commerce with respect to wagering and off-track betting on horseracing between the States. The 1996 Act empowers the Secretary of Agriculture to issue guidelines for the regulation of the commercial transportation of equine for slaughter by persons regularly engaged in that activity within the United States. The HPA prohibits the transportation and delivery of any horse which has, among other afflictions, an injury, in physical pain, distress or lame, for the purpose of being sold, auctioned or offered for sale in any horse sale or auction.

     Additionally, many state and local governments have passed animal welfare legislation regulating the treatment of animals, including horses. We will also be subject to the rules and regulations of state thoroughbred associations and state agencies relating to the registering, breeding, racing and commercial transportation of thoroughbreds.

     Our thoroughbred purchasing activities will be subject to state thoroughbred association and state agencies rules and regulations relating to the buying and selling of thoroughbreds at auction. We will also be subject to the auction rules of each sale as promulgated by the sponsoring association and/or private sales company. Our thoroughbred racing activities will be subject to various state racing commission rules and regulations. We do not anticipate any difficulty in complying with applicable federal, state or local laws and regulations relating to our thoroughbred purchasing or racing activities.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

General

     We currently have no revenues, no operations and own no assets. We will rely on either funds raised from private sales of our securities or from capital contributions from Ronald C. Morgan, our sole officer, director and principal stockholder, to implement our business plan. Mr. Morgan is under no legal obligation to provide any capital to us. We can give no assurance that we will be able to raise any funds for our plan of operations. As such, we do not believe that an analysis of our financial condition since our inception would be meaningful.

     As of the date of this registration statement, we have been unable to determine the level of interest of any private investor or financial institution in our securities or proposed plan of operations. We believe that once we become a reporting company with the SEC, our ability to raise capital will be enhanced. If we are unable to secure financing within the next six months, we will be forced to reevaluate the viability of our business plan, which may result in us completely abandoning our proposed plan of operations.

     Our expenses are presently nominal, and until such time as we complete a private placement of securities, our sole officer and director, Ronald C. Morgan, intends to provide the necessary working capital to meet our operating expenses, but he is under no legal obligation to do so.

     Mr. Morgan will provide the necessary management services, including preparation of periodic reports that we are required to file with the SEC, at no cost. We estimate we will incur approximately $10,000 for legal and accounting expenses during the next 12 months. We believe that the proceeds of $750,000 from our initial capital raising efforts will fund our operations for the next 18 to 24 months.

     Our certificate of incorporation authorizes the issuance of up to 10 million shares of preferred stock. Our ability to issue preferred stock may limit our ability to obtain debt or equity financing as well as impede potential takeover of our Company, which takeover may be in the best interest of our stockholders. Also, we have approximately 29,499,491 shares which are authorized, but which are as yet unissued. Our ability to issue these authorized but unissued securities may also negatively impact our ability to raise additional capital through the sale of our debt or equity securities.

     As stated in our auditor's report attached to the financial statements constituting part of this registration statement, substantial doubt exists about our ability to continue as a going concern.

ITEM 3. DESCRIPTION OF PROPERTY

     We have no corporate office space under lease at this time. We currently operate out of office space provided by Ronald C. Morgan, our president, sole director and principal stockholder, at 7200 Lake Havasu Court, Arlington, Texas 76016. The costs associated with the use of the telephone and mailing address are deemed by us to be immaterial. Mr. Morgan is under no legal obligation to provide rent-free office space to our company. We neither pay nor do we have any obligation to pay rent to Mr. Morgan. We will seek to move our operations to a suitable leased facility if we are able to raise at least $750,000 of capital from private investors.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The table below sets forth, as of February 7, 2002, certain information with respect to the beneficial ownership of our common stock by each person who we know to be beneficial owner of more than 5% of any class or series of our capital stock, each of the directors and executive officers individually, and all directors and executive officers as a group.

                                             Shares              Percentage of
                                         Beneficially                Shares
              Name(1)                        Owned             Beneficially Owed
     --------------------------------    ------------          -----------------
     Ronald C. Morgan                     10,000,000              95%
     Executive officers and directors
     as a group (one person)              10,000,000              95%
---------------
(1) Unless otherwise indicated, each person named in this table has sole voting and investment power with respect to the shares beneficially owned. Also, unless otherwise indicated, the address of each beneficial owner identified below is c/o RCM Interests, Inc., 7200 Lake Havasu Court, Arlington, Texas 76016.

     We currently have 10,500,509 outstanding shares of common stock of which 500,509 shares are owned by approximately 982 persons. The remaining 10,000,000 shares are owned by our principal stockholder as noted in the above table.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

     The following sets forth information concerning our sole officer and director, including his age, present principal occupation and other business experience during the last five years, memberships on committees of the board of directors and directorships in other publicly-held companies.

           Name               Age              Position with Colley
     ----------------        -----      ---------------------------------
     Ronald C. Morgan         53        President, Secretary and Director

     Ronald C. Morgan, age 53, has been the President, Secretary and sole director of our company since February 1, 2002. He has been involved with the acquisition, sale, breeding and racing of thoroughbred horses since 1997. Mr. Morgan has participated in four private race horse syndications which have acquired and raced approximately 10 thoroughbreds throughout the United States during the past five years. Mr. Morgan is not currently involved in any syndications that own and race thoroughbreds. Mr. Morgan also serves as President, Chief Operating Officer and director of The Leather Factory, Inc., a publicly-traded corporation listed on the American Stock Exchange. Mr. Morgan has serve in such capacities with The Leather Factory, Inc. since 1985.

     Our directors hold office until the next annual meeting of our stockholders scheduled to be held in September 2002, and until their successors have been elected and qualified. Officers serve at the discretion of our Board of Directors.

Committees of the Board of Directors

     Our Board of Directors does not have any committees at this time.

ITEM 6. EXECUTIVE COMPENSATION

Executive Officers

     Our Board appoints the executive officers to serve at the discretion of the Board. Ronald C. Morgan is our sole officer and director. Our directors receive no compensation for serving on the Board. We intend to reimburse non-employee directors for travel and other expenses incurred in connection with attending Board meetings.

Executive Compensation

     Ronald C. Morgan has received no compensation nor have we accrued any cash or non-cash compensation for his services since he was elected as an officer and director. Mr. Morgan will receive no compensation for his services until we achieve at least $75,000 net income from operations. At this time we can not give any estimate of the compensation that we will initially pay to Mr. Morgan since his annual compensation will be determined based upon our then available working capital, cash flow and results of operations.

     We do not have any employment or consulting agreements with any parties nor do we have a stock option plan.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     To our knowledge, there are no relationships or transactions that require disclosure.

ITEM 8. DESCRIPTION OF SECURITIES

Capital Stock

     Our authorized capital stock consists of 40 million shares of common stock and 10 million shares of preferred stock. Each share of common stock entitles a stockholder to one vote on all matters upon which stockholders are permitted to vote. No stockholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by us, and no stockholder has any right to convert the common stock into other securities. No shares of common stock are subject to redemption or any sinking fund provisions. All the outstanding shares of our common stock are fully paid and non-assessable. Subject to the rights of the holders of the preferred stock, if any, our stockholders of common stock are entitled to dividends when, as and if declared by the Board from funds legally available therefor and, upon liquidation, to a pro-rata share in any distribution to stockholders. We do not anticipate declaring or paying any cash dividends on our common stock in the year 2002 or in the foreseeable future.

     Pursuant to our certificate of incorporation, the Board has the authority, without further stockholder approval, to provide for the issuance of up to 10 million shares of our preferred stock in one or more series and to determine the dividend rights, conversion rights, voting rights, rights in terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Our Board has the power to afford preferences, powers and rights (including voting rights) to the holders of any preferred stock preferences, such rights and preferences being senior to the rights of holders of common stock. No shares of our preferred stock are currently outstanding. Although we have no present intention to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of our company.

Provisions Having A Possible Anti-Takeover Effect

     Our Certificate of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by the Board and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. In addition, the Board has the authority, without further action by our stockholders, to issue up to 10 million shares of our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The issuance of our preferred stock or additional shares of common stock could adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in our control.

                             ADDITIONAL INFORMATION

     Statements contained in this registration statement regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the registration statement. As a result of this registration statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and, consequently, will be required to file annual and quarterly reports, proxy statements and other information with the SEC. The registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1.800.SEC.0330. The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with it. The address of the SEC's Website is http://www.sec.gov.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS;
                                   MARKET DATA

     This registration statement contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Forward-looking statements are speculative and uncertain and not based on historical facts. Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Management's
Discussion and Analysis of Financial Condition or Plan of Operation" and "Description of Business."

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The reader is advised to consult any further disclosures made on related subjects in our future SEC filings.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

     There is not an established active public market for our common stock. No assurance can be given that an active market will exist for our common stock. We are filing this registration statement on Form 10-SB for the purpose of enabling our common stock to commence trading on the NASD OTC Bulletin Board. T.R. Winston & Company, Inc. has made an application to the National Association of Securities Dealers, Inc., or NASD to have our securities quoted on the OTC Bulletin Board. We have been advised by the NASD that our application for trading our common stock on the OTC Bulletin Board will not be approved until this registration statement is effective. Except as disclosed herein, we have not nor has any one acting on our behalf engaged in any preliminary discussions or entered into any understanding or agreements with any market maker regarding participation in a future trading market for our securities.

     Holders. As of February 7, 2002, there were a total of 10,500,509 shares of our common stock outstanding, held by approximately 983 stockholders of record.

     Dividends. We have not declared any dividends on our common stock since inception and do not intend to pay dividends on our common stock in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS

     We are not a party to any legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING DISCLOSURE

     Not Applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     Pursuant to the Plan of Reorganization, all of our outstanding capital stock as of the date of our bankruptcy petition (November 15, 1999) was canceled. Pursuant to the Plan of Reorganization, we issued an aggregate of 500,509 shares of our common stock to certain of our creditors and holders of administrative claims. Such shares were issued in accordance with Section 1145 under the United States Bankruptcy Code and the transaction was thus exempt from the registration requirements of Section 5 of the Securities Act of 1933 (the "Securities Act").

     On February 1, 2002, we entered into a Stock Purchase Agreement with Ronald
C. Morgan pursuant to which Mr. Morgan purchased 10,000,000 shares of our common stock for $10,000. We relied on Section 4(2) of the Securities Act because the transaction did not involve a public offering and was therefore exempt from the registration requirements of the Securities Act. No underwriters were used in connection with this transaction.

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     We have the authority under the Delaware General Corporation Law to indemnify our directors and officers to the extent provided for in such statute. Set forth below is a discussion of Delaware law regarding indemnification which we believe discloses the material aspects of such law on this subject. The Delaware law provides, in part, that a corporation may indemnify a director or officer or other person who was, is or is threatened to be made a named defendant or respondent in a proceeding because such person is or was a director, officer, employee or agent of the corporation, if it is determined that such person:

     o    conducted himself in good faith;

     o reasonably believed, in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation's best interest and, in all other cases, that his conduct was at least not opposed to the corporation's best interests; and

     o in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful.

     A corporation may indemnify a person under the Delaware law against judgments, penalties, including excise and similar taxes, fines, settlement, unreasonable expenses actually incurred by the person in connection with the proceeding. If the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. The corporation may also pay or reimburse expenses incurred by a person in connection with his appearance as witness or other participation in a proceeding at a time when he is not a named defendant or respondent in the proceeding.

     Our Certificate of Incorporation provides that none of our directors shall be personally liable to use or our stockholders for monetary damages for an act or omission in such directors' capacity as a director; provided, however, that the liability of such director is not limited to the extent that such director is found liable for (a) a breach of the directors' duty of loyalty to us or our stockholders, (b) an act or omission not in good faith that constitutes a breach of duty of the director to us or an act or omission that involves intentional misconduct or a knowing violation of the law, (c) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or (d) an act or omission for which the liability of the director is expressly provided under Delaware law. Limitations on liability provided for in our Certificate of Incorporation do not restrict the availability of non-monetary remedies and do not affect a director's responsibility under any other law, such as the federal securities laws or state or federal environmental laws.

     We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as executive officers and directors. The inclusion of these provisions in our Certificate of Incorporation may have the effect of reducing a likelihood of derivative litigation against our directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of case, even though such an action, if successful, might otherwise have benefited us or our stockholders.

     Our Bylaws provide that our officers and directors shall be indemnified and held harmless by us from and against any judgments, penalties (including excise taxes), fines, amounts paid in settlement and reasonable expenses (including court costs and attorneys' fees) actually incurred by such persons in connection with all threatened, pending or completed actions, claims, suits or proceedings; provided, however, that it must be determined that such officer or director acted in good faith and reasonably believed (1) that in the case of conduct in his official capacity on behalf of us that his conduct was in our best interest,
(2) in all other cases that his conduct was not opposed to our best interests, and (3) with respect to any proceeding which is a criminal action, that he had no reasonable cause to believe that his conduct was unlawful. However, in the event a determination is made that an officer or director is liable to us or is found liable on the basis that personal benefit was improperly received by such person, such indemnification is limited to reasonable expenses actually incurred by such person in connection with the proceeding and shall not be made in respect of any proceeding in which such person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. Any indemnification under our Bylaws shall be made by us only upon a determination that indemnification of such person is proper, such determination to be made by a majority vote of a quorum consisting of Directors who at the time of the vote are not named defendants or respondents in such proceeding, or in the alternative by special legal counsel and/or the stockholders of the corporation, as described in our Bylaws.

                                    PART F/S

     The financial information beginning on page F-1 hereof is provided in accordance with the requirements of Item 310 of Regulation S-B.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

     See attached Index to Exhibits.

ITEM 2. DESCRIPTION OF EXHIBITS

     The  following  documents  are  filed  as  exhibits  to  this  Registration
Statement

   Exhibit
   Number                             Description of Exhibit
   -------      ----------------------------------------------------------------
    3.1         Certificate of Incorporation of KN Acquisition Corp.
    3.2         Bylaws of KN Acquisition Corp.
    3.3         Certificate of Amendment  to Certificate of Incorporation of  KN
                Acquisition Corp.
    4.1         Form of Certificate Evidencing  Ownership of Registrant's Common
                Stock.
   10.1         Stock Purchase Agreement  dated February 1, 2002, by and between
                Ronald C. Morgan and KN Acquisition Corp.

                                   SIGNATURES

     In accordance with Section 12 of the Exchange Act, the Company caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              RMC INTERESTS, INC.


DATE:  February 27, 2002                      By: /s/ Ronald C. Morgan
                                                 -------------------------------
                                                 Ronald C. Morgan, President and
                                                 Chief Accounting Officer

                               RCM INTERESTS, INC.
                         (formerly KN Acquisition Corp.)

                          INDEX TO FINANCIAL STATEMENTS



                                                                            Page
                                                                            ----

Report of Independent Certified Public Accountants                           F-2

Financial Statements

   Balance Sheets as of December 31, 2001 and 2000                           F-3

   Statements of Operations and Comprehensive Income
     for the years ended December 31, 2001 and
     for the period from July 31, 2000 (date of bankruptcy
       settlement) through December 31, 2000                                 F-4

   Statement of Changes in Shareholders' Equity
     for the period from July 31, 2000 (date of bankruptcy
       settlement) through December 31, 2001                                 F-5

   Statements of Cash Flows
     for the year ended December 31, 2001 and
     for the  period from July 31, 2000 (date of bankruptcy
       settlement) through December 31, 2000                                 F-6

   Notes to Financial Statements                                             F-7

S. W. HATFIELD, CPA
certified public accountants

Member:    Texas Society of Certified Public Accountants
           Press Club of Dallas



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------


Board of Directors and Stockholders
RCM Interests, Inc.
   (formerly KN Acquisition Corp.)

We have audited the accompanying balance sheets of RCM Interests, Inc. (formerly KN Acquisition Corp.) (a Delaware corporation) as of December 31, 2001 and 2000, and the related statements of operations and comprehensive income, changes in shareholders' equity and cash flows for the year ended December 31, 2001 and for the period from July 31, 2000 (date of bankruptcy settlement) through December 31, 2000 and for the period from July 31, 2000 (date of bankruptcy settlement) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RCM Interests, Inc. (formerly KN Acquisition Corp.) as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the year ended December 31, 2001 and for the period from July 31, 2000 (date of bankruptcy settlement) through December 31, 2000 and for the period from July 31, 2000 (date of bankruptcy settlement) through December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the financial statements, the Company has no viable operations or significant assets and may become dependent upon significant shareholders to provide sufficient working capital to maintain the integrity of the corporate entity. These circumstances create substantial doubt about the Company's ability to continue as a going concern and are discussed in Note B. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.



                                                      S. W. HATFIELD, CPA
Dallas, Texas
February 6, 2002

                      Use our past to assist your future sm

P. O. Box 820395                               9002 Green Oaks Circle, 2nd Floor
Dallas, Texas  75382-0395                               Dallas, Texas 75243-7212
214-342-9635 (voice)                                          (fax) 214-342-9601
800-244-0639                                                      SWHCPA@aol.com

                               RCM INTERESTS, INC.
                         (formerly KN Acquisition Corp.)
                                 BALANCE SHEETS
                           December 31, 2001 and 2000


                                                   December 31,    December 31,
                                                        2001            2000
                                                   ------------    ------------
                                     ASSETS
                                     ------
Current Assets
   Cash on hand and in bank                        $       --      $       --
   Due from controlling shareholder                         128           1,569
                                                   ------------    ------------

     Total Assets                                  $        128    $      1,569
                                                   ============    ============


                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------

Current Liabilities                                $       --      $       --
                                                   ------------    ------------

Shareholders' Equity
   Preferred stock - $0.001 par value
     10,000,000 shares authorized
     None issued and outstanding                           --              --
   Common stock - $0.001 par value
     40,000,000 shares authorized
     500,509 issued and outstanding                         501             501
   Additional paid-in capital                             1,999           1,999
   Accumulated deficit                                   (2,372)           (931)
                                                   ------------    ------------

     Total Shareholders' Equity                             128           1,569
                                                   ------------    ------------

     Total Liabilities and Shareholders' Equity    $        128    $      1,569
                                                   ============    ============


The accompanying notes are an integral part of these financial statements.
                                                                             F-3




                               RCM INTERESTS, INC.
                         (formerly KN Acquisition Corp.)
                STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
                        Year ended December 31, 2001 and
            Period from July 31, 2000 (date of bankruptcy settlement)
                           through December 31, 2000


                                                                              Period from
                                                                             July 31, 2000
                                                                               (date of
                                                                              bankruptcy
                                                                              settlement)
                                                            Year ended          through
                                                           December 31,       December 31,
                                                                2001               2000
                                                           ------------       ------------
Revenues                                                   $       --         $       --
                                                           ------------       ------------

Operating expenses
   Reorganization expenses                                          405                931
   Registration fees                                                545               --
   Professional fees                                                491               --
                                                           ------------       ------------
     Total operating expenses                                     1,441                931
                                                           ------------       ------------

Loss from operations                                             (1,441)              (931)

Provision for income taxes                                         --                 --
                                                           ------------       ------------

Net Loss                                                         (1,441)              (931)

Other comprehensive income                                         --                 --
                                                           ------------       ------------

Comprehensive Loss                                         $     (1,441)      $       (931)
                                                           ============       ============

Loss per weighted-average share of
   common stock outstanding, computed
   on net loss - basic and fully diluted                            nil                nil
                                                           ============       ============

Weighted-average number of shares
   of common stock outstanding - basic and fully diluted        500,509            500,509
                                                           ============       ============



The accompanying notes are an integral part of these financial statements.
                                                                             F-4


                               RCM INTERESTS, INC.
                         (formerly KN Acquisition Corp.)
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                        Year ended December 31, 2001 and
            Period from July 31, 2000 (date of bankruptcy settlement)
                            through December 31, 2000



                                  Common Stock         Additional
                                  ------------           paid-in     Accumulated
                              Shares        Amount       capital       deficit        Total
                           -----------   -----------   -----------   -----------   -----------
Stock issued through
   bankruptcy settlement
   on July 31, 2000            500,509   $       501   $     1,999   $      --     $     2,500

Net loss for the period           --            --            --            (931)         (931)
                           -----------   -----------   -----------   -----------   -----------

Balances at
   December 31, 2000           500,509           501         1,999          (931)        1,569

Net loss for the year             --            --            --          (1,441)       (1,441)
                           -----------   -----------   -----------   -----------   -----------

Balances at
   December 31, 2001           500,509   $       501   $     1,999   $    (2,372)  $       128
                           ===========   ===========   ===========   ===========   ===========



The accompanying notes are an integral part of these financial statements.
                                                                             F-5



                               RCM INTERESTS, INC.
                         (formerly KN Acquisition Corp.)
                            STATEMENTS OF CASH FLOWS
                        Year ended December 31, 2001 and
            Period from July 31, 2000 (date of bankruptcy settlement)
                            through December 31, 2000

                                                                                   Period from
                                                                                  July 31, 2000
                                                                                   (date of
                                                                                   bankruptcy
                                                                                   settlement)
                                                                 Year ended          through
                                                                December 31,       December 31,
                                                                    2001               2000
                                                                ------------       ------------
Cash Flows from Operating Activities
   Net loss for the period                                      $     (1,441)      $       (931)
   Adjustments to reconcile net loss to
     net cash provided by operating activities                          --                 --
                                                                ------------       ------------

Net cash used in operating activities                                 (1,441)              (931)
                                                                ------------       ------------


Cash Flows from Investing Activities                                    --                 --
                                                                ------------       ------------


Cash Flows from Financing Activities
   Amounts advanced by majority shareholder                            1,441                931
                                                                ------------       ------------

Net cash provided by financing activities                              1,441                931
                                                                ------------       ------------

Increase in Cash                                                        --                 --

Cash at beginning of period                                             --                 --
                                                                ------------       ------------

Cash at end of period                                           $       --         $       --
                                                                ============       ============

Supplemental Disclosure of
   Interest and Income Taxes Paid
     Interest paid during the period                            $       --         $       --
                                                                ============       ============
     Income taxes paid during the period                        $       --         $       --
                                                                ============       ============

Supplemental Disclosure of Non-Cash
   Investing and Financing Activities
     Recapitalization to be funded by controlling shareholder   $       --         $      2,500
                                                                ============       ============



The accompanying notes are an integral part of these financial statements.
                                                                             F-6

                               RCM INTERESTS, INC.
                         (formerly KN Acquisition Corp.)

                          NOTES TO FINANCIAL STATEMENTS


Note A - Background and Description of Business

RCM Interests, Inc.(Company) was initially incorporated on July 13, 1990 as Super Shops, Inc. under the laws of the State of Kansas. On February 1, 2002, in connection with a change in control transaction (see Note E - Subsequent Events), the Company's corporate name was changed to RCM Interests, Inc.

In October 2000, the Company changed its state of incorporation from Kansas to Delaware by means of a merger with and into a Delaware corporation formed on October 13, 2000 solely for the purpose of effecting the reincorporation. The Certificate of Incorporation and Bylaws of the Delaware corporation are the Certificate of Incorporation and Bylaws of the surviving corporation. Such Certificate of Incorporation changed the Company's name to KN Acquisition Corp. and modified the Company's capital structure to allow for the issuance of 50,000,000 total equity shares consisting of 10,000,000 shares of preferred stock and 40,000,000 shares of common stock. Both classes of stock have a par value of $0.001 per share.

On September 19, 1997, the Company filed for protection under Chapter 11 of the Federal Bankruptcy Act in the United States Bankruptcy Court, Central District of California - Los Angeles Division (Bankruptcy Court). The Company's bankruptcy action was consolidated into a single action with other related entities - Super Shops, Inc. (a California corporation); Super Shops, Inc. (an Arizona corporation); Super Shops, Inc. (a Kansas corporation); Super Shops, Inc. (a Michigan corporation); Super Shops, Inc. (a Nevada corporation), Super Shops, Inc. (a Texas corporation) and Mallory, Inc. (a Nevada corporation). All assets, liabilities and other claims against the Company were combined with those of its affiliates for the purpose of distribution of funds to creditors. Each of the six entities otherwise remained separate corporate entities. During the period from September 19, 1997 through July 31, 2000 (the entered date of the Debtors' Amended Joint Plan of Reorganization dated as of July 31, 2000), all secured claims and/or administrative claims during this period were satisfied through either direct payment or negotiation.

The Debtors' Amended Joint Plan of Reorganization was approved by the United States Bankruptcy Court, Central District of California - Los Angeles Division on July 27, 2000 and entered on July 31, 2000. The Amended Joint Plan of Reorganization, which contemplates the Company entering into a reverse merger transaction, provided that all unsecured creditors and Halter Financial Group, Inc. would receive "new" shares of the Company's post- reorganization common stock, pursuant to Section 1145(a) of the Bankruptcy Code and Section 4(2) of The Securities Act of 1933, respectively. As a result of the Plan's approval, all liens, security interests, encumbrances and other interests, as defined in the Debtor's Amended Joint Plan of Reorganization, attach to the creditor's trust. Specific injunctions prohibit any of these claims from being asserted against the Company prior to the contemplated reverse merger. The final discharge from bankruptcy will occur only upon the completion of the contemplated reverse merger transaction.

The cancellation of all existing shares at the date of the bankruptcy filing and the issuance of "new" shares of the reorganized entity caused an issuance of shares of common stock and a related change of control of the Company with more than 50.0% of the "new" shares being held by persons and/or entities which were not pre-bankruptcy shareholders. Accordingly, per American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code", the Company adopted "fresh- start" accounting as of the bankruptcy discharge date whereby all continuing assets and liabilities of the Company were restated to the fair market value. As of July 31, 2000, by virtue of the confirmed Debtor's Amended Joint Plan of Reorganization, the only asset of the Company was approximately $2.500 in cash due from Halter Financial Group, Inc.

The Company follows the accrual basis of accounting in accordance with generally accepted accounting principles and has a year-end of December 31.

                               RCM INTERESTS, INC.
                         (formerly KN Acquisition Corp.)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


Note A - Background and Description of Business - Continued

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Note B - Going Concern Uncertainty

The Company's then controlling stockholder, Halter Financial Group, Inc., maintained the corporate status of the Company and provided all nominal working capital support on the Company's behalf from the bankruptcy discharge date through December 31, 2001.

Because of the Company's lack of operating assets, the Company's continuance is fully dependent either future sales of securities or upon its current management and/or advances or loans from significant stockholders or corporate officers to provide sufficient working capital to preserve the integrity of the corporate entity during the development phase.

There is no assurance that the Company will be able to obtain additional funding through the sales of additional securities or, that such funding, if available, will be obtained on terms favorable to or affordable by the Company.

It is the intent of management and significant stockholders to provide sufficient working capital necessary to support and preserve the integrity of the corporate entity. However, there is no legal obligation for either management or significant stockholders to provide additional future funding.


Note C - Summary of Significant Accounting Policies

1.   Cash and cash equivalents
     -------------------------

     The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

2.   Income taxes
     ------------

     For periods prior to July 31, 2000, the Company was a component of a consolidated Federal Income Tax Return consisting of the Company and other affiliated entities. For all periods subsequent to July 31, 2000, the Company will file a separate Federal Income Tax Return.

     Due to the provisions of Internal Revenue Code Section 338, the Company will have no net operating loss carryforwards available to offset financial statement or tax return taxable income in future periods as a result of a change in control involving 50 percentage points or more of the issued and outstanding securities of the Company.

                               RCM INTERESTS, INC.
                         (formerly KN Acquisition Corp.)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


Note C - Summary of Significant Accounting Policies - Continued

3.   Income (Loss) per share
     -----------------------

     Basic  earnings  (loss) per share is computed  by  dividing  the net income
     (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of December 31, 2001 and 2000, respectively, the Company has no outstanding warrants and options.


Note D - Capital Stock Transactions

Pursuant to the Debtor's Amended Joint Plan of Reorganization As Of November 15, 1999 (Plan), affirmed by the U. S. Bankruptcy Court - Central District of California - Los Angeles Division on July 27, 2000, the Company "will include the issuance of a sufficient number of Plan shares to meet the requirements of the Plan. Such number is estimated to be approximately 500,000 Plan Shares of each Post Confirmation Debtor. The Plan Shares shall all be of the same class. The Plan Shares will be issued ... as soon as practicable after the Creditors [sic] Trustee has determined all Allowed Class 5 Unsecured Claims and calculated the exact number of Plan Shares to be issued tp [Halter Financial Group, Inc.]
and the holders of Allowed Class 5 Unsecured Claims...."

Approximately 60.0% of the Plan Shares will be issued to Halter Financial Group, Inc. in exchange for the release of its Allowed Administrative Claims and for the performance of certain services and the payment of certain fees related to the anticipated reverse merger or acquisition transactions described in the Plan.

The remaining forty percent (40%) of the Plan Shares will be issued to holders of Allowed Unsecured Claims on a Pro Rata basis. No fractional Plan Shares will be issued. One full share will be issued in lieu of any fractional share.

All unsecured creditors and Halter Financial Group, Inc. received an aggregate of approximately 500,509 "new" shares of common stock in settlement of all unpaid pre-confirmation obligations of the Company and/or the bankruptcy trust.


Note E - Subsequent Events

On February 1, 2002, the Company sold 10,000,000 shares of restricted, unregistered common stock to an unrelated individual for gross proceeds of $10,000 cash. The Company relied upon Section 4(2) of The Securities Act of 1933 ('33 Act) because this transaction did not involve a public offering and was, therefore, exempt from the registration requirements of the '33 Act. No underwriters were used in connection with this transaction.

                                INDEX OF EXHIBITS


   Exhibit
   Number                             Description of Exhibit
   -------      ----------------------------------------------------------------
    3.1         Certificate of Incorporation of KN Acquisition Corp.
    3.2         Bylaws of KN Acquisition Corp.
    3.3         Certificate of Amendment  to Certificate of Incorporation of  KN
                Acquisition Corp.
    4.1         Form of Certificate Evidencing  Ownership of Registrant's Common
                Stock.
   10.1         Stock Purchase Agreement  dated February 1, 2002, by and between
                Ronald C. Morgan and KN Acquisition Corp.